UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Consonance-HFW Acquisition Corp.

(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
G2445M129

(CUSIP Number)

November 19, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2445M129	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS BRIDGER MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)
12		TYPE OF REPORTING PERSON IA

(1) Based on 8,000,000 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (“SEC”) on November 19, 2020, after giving effect to the completion of the offering, as described therein.

CUSIP No. G2445M129	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS SWIFTCURRENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 415,229
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 415,229
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,229
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12		TYPE OF REPORTING PERSON PN

(1) Based on 8,000,000 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (“SEC”) on November 19, 2020, after giving effect to the completion of the offering, as described therein.

CUSIP No. G2445M129	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS ROBERTO MIGNONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 700,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)
12		TYPE OF REPORTING PERSON IN

(1) Based on 8,000,000 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (“SEC”) on November 19, 2020, after giving effect to the completion of the offering, as described therein.

CUSIP No. G2445M129	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Consonance-HFW Acquisition Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1 Palmer Square, Suite 1100

Princeton, NJ 08540

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016.

Swiftcurrent Partners, L.P., a Delaware limited partnership, 90 Park Avenue - 40th Floor, New York, NY 10016.

Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2.	(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

G2445M129

Item 3.	Not Applicable.

CUSIP No. G2445M129	SCHEDULE 13G	Page 6 of 9 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Ordinary Shares as of November 30, 2020, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Swiftcurrent Partners, L.P., and Swiftcurrent Offshore Master, Ltd. are the owners of record of the Ordinary Shares reported herein. Bridger Management, LLC is the investment adviser to Swiftcurrent Partners, L.P. and Swiftcurrent Offshore Master, Ltd. Mr. Mignone is the Manager of Bridger Management, LLC. Each of Bridger Management, LLC and Mr. Mignone may be deemed to share beneficial ownership of the Ordinary Shares reported herein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

CUSIP No. G2445M129	SCHEDULE 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2020

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT PARTNERS, L.P.
By:	Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Manager

CUSIP No. G2445M129	SCHEDULE 13G	Page 8 of 9 Pages

EXHIBIT INDEX

 Exhibit I: Joint Filing Statement Pursuant to Rule 13d-1(k)

CUSIP No. G2445M129	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 30, 2020

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT PARTNERS, L.P.
By:	Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Manager